--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         HORIZON GROUP PROPERTIES, INC.

             (Exact Name of Registrant as Specified in its Charter)

           MARYLAND                             38-3407933
 (State or other jurisdiction                (I.R.S. Employer
              of                              Identification
incorporation or organization)                   Number)

   5000 HAKES DRIVE, NORTON                       49441
       SHORES, MICHIGAN                         (Zip Code)
    (Address of Principal
      Executive Offices)

       Registrant's telephone number, including area code (616) 798-9100

       Securities to be registered pursuant to Section 12(b) of the Act:

                                               NAME OF EACH
                                               EXCHANGE ON
                                                  WHICH
     TITLE OF EACH CLASS                     EACH CLASS IS TO
     TO BE SO REGISTERED                      BE REGISTERED
------------------------------               ----------------

             None                                  None

       Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.01 par value per share
                      -----------------------------------

                                (Title of Class)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         HORIZON GROUP PROPERTIES, INC.

    Note: Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each, Application of Safe Harbor for Forward-Looking Statements), do not apply to this Registration Statement on Form 10/A.

FORM 10 ITEM NO. AND HEADING
---------------------------------------------------------
1.     Business..........................................   Incorporated herein by reference to Exhibit 10.1, pages 46-56; 186-88;
                                                            199.
2.     Financial Information.............................   Incorporated herein by reference to Exhibit 10.1, pages 21-23; 127-28;
                                                            188-94.
3.     Properties........................................   Incorporated herein by reference to Exhibit 10.1, pages 195-98.
4.     Security Ownership of Certain Beneficial Owners
       and Management....................................   Incorporated herein by reference to Exhibit 10.1, pages 202-04.
5.     Directors and Executive Officers..................   Incorporated herein by reference to Exhibit 10.1, pages 200-01.
6.     Executive Compensation............................   Incorporated herein by reference to Exhibit 10.1, pages 206-08.
7.     Certain Relationships and Related Transactions....   Incorporated herein by reference to Exhibit 10.1, pages 49; 124-25.
8.     Legal Proceedings.................................   Incorporated herein by reference to Exhibit 10.1, page 199.
9.     Market Price of and Dividends on the Registrant's
       Common Equity and Related Stockholder Matters.....   Incorporated herein by reference to Exhibit 10.1, pages 5, 11, 48.
10.    Recent Sales of Unregistered Securities...........   None
11.    Description of Registrant's Securities to be
       Registered........................................   Incorporated herein by reference to Exhibit 10.1, pages 204-06.
12.    Indemnification of Directors and Officers.........   Incorporated herein by reference to Exhibit 10.1, page 202.
13.    Financial Statements and Supplementary Data.......   The Audited Combined Financial Statements of Horizon Group Properties,
                                                            Inc. as of December 31, 1997 and 1996 are incorporated herein by reference to Exhibit 10.1, pages F-27-F-51.
14.    Changes in and Disagreements With Accountants on
       Accounting and Financial Disclosure...............   Not Applicable.

15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)        HISTORICAL (unaudited)                                                                Page
           Combined Condensed Statements of Net Assets as of March 31, 1998 and December
            31, 1997......................................................................        F-1
           Combined Condensed Statements of Operations for the three months ended March
            31, 1998 and 1997.............................................................        F-2
           Combined Condensed Statements of Cash Flows for the three months ended March
            31, 1998 and 1997.............................................................        F-3
           Notes to Combined Condensed Financial Statements...............................        F-4

           PRO FORMA (unaudited)

           Basis of Presentation to Pro Forma Combined Financial Statements as of and for
            the three months ended March 31, 1998.........................................        F-5
           Pro Forma Combined Balance Sheet as of March 31, 1998..........................        F-6
           Notes to Pro Forma Combined Balance Sheet......................................        F-7
           Pro Forma Combined Statement of Operations for the three months ended March 31,
            1998..........................................................................       F-12
           Notes to Pro Forma Combined Statement of Operations for the three months ended
            March 31, 1998................................................................       F-13

(b)        See Exhibits listed below.

EXHIBIT
 NO.                                  DESCRIPTION
------ --------------------------------------------------------------------------
  3.1  Form of Articles of Incorporation of Horizon Group Properties, Inc. (the
       "Company").
  3.2  Form of By-laws of the Company.
  4.1  Specimen certificate for common stock, $.01 par value per share, of the
       Company.
 10.1  Sky Merger Corp. Registration Statement on Form S-4 (excluding exhibits thereto), as filed with the Securities and Exchange Commission on May 12,
       1998 (Registration No. 333-51285).
 10.2  Amended and Restated Agreement and Plan of Merger by and among Prime
       Retail, Inc., Prime Retail, L.P., Horizon Group, Inc., Sky Merger Corp.,
       the Company, Horizon Group Properties, L.P. and Horizon/Glen Outlet
       Centers Limited Partnership dated as of February 1, 1998 [Incorporated by reference to Exhibit 10(a) to Horizon Group, Inc.'s current report on Form
       8-K dated February 1, 1998 (SEC File No. 1-12424)]
 10.3  Form of 1998 Stock Option Plan of the Company.*
 10.4  Form of Employment Agreement between Gary J. Skoien and the Company.
 10.5  Form of Employment Agreement between David R. Tinkham and the Company.
 10.6  Form of Indemnification Agreement for board of directors of the Company.*
 10.7  Form of Registration Rights Agreement
 10.8  Form of Contribution Agreement [Incorporated by reference to Appendix E to
       Exhibit 10.1 hereto]
 21.1  Subsidiaries of the Registrant.
 23.1  Consent of Ernst & Young LLP.
 27.1  Financial Data Schedule.

------------------------

* Previously filed

ITEM 2.  FINANCIAL INFORMATION
  HGP SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

    The following tables set forth the summary unaudited pro forma financial data for HGP after their giving effect to the Transactions as if they had occurred on the dates indicated herein and the other pro forma adjustments described in the notes to the unaudited pro forma financial statements included elsewhere in this Registration Statement.

    The summary unaudited pro forma operating data are presented as if the Transactions had been consummated at the beginning of the period presented.

    The summary unaudited pro forma balance sheet data is presented as if the Transactions had occurred on March 31, 1998. The Mergers have been accounted for under the purchase method of accounting in accordance with the Accounting Principles Board Opinion No. 16. In the opinion of management, all significant adjustments necessary to reflect the effects of the Transactions have been made.

    The summary pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the respective historical audited financial statements and notes thereto of HGP incorporated by reference into this Registration Statement and the unaudited pro forma financial statements and notes thereto included elsewhere in this Registration Statement.

    The summary unaudited pro forma operating and balance sheet data are presented for comparative purposes only and are not necessarily indicative of what the actual combined results of HGP would have been for the period and dates presented nor does such data purport to represent the results of future periods.

                                      HGP
                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

                                                                                                   PRO FORMA
                                                                                             ---------------------
                                                                                                 THREE MONTHS
                                                                                             ENDED MARCH 31, 1998
                                                                                             ---------------------
                                                                                             (IN THOUSANDS, EXCEPT
                                                                                                   PER SHARE
                                                                                                 INFORMATION)
OPERATING DATA:
REVENUES
Base rents.................................................................................      $       6,138
Percentage rents...........................................................................                 39
Tenant reimbursements......................................................................              2,088
Interest and other.........................................................................                780
                                                                                                   -----------
    Total revenues.........................................................................              9,045
EXPENSES
Property operating.........................................................................              1,797
Real estate taxes..........................................................................              1,011
Depreciation and amortization..............................................................              1,108
General and administrative.................................................................                875
Interest...................................................................................              2,474
Other charges..............................................................................                408
                                                                                                   -----------
    Total expenses.........................................................................              7,673
                                                                                                   -----------
INCOME BEFORE MINORITY INTERESTS AND EXTRAORDINARY ITEM....................................              1,372
Income allocated to minority interests.....................................................                251
                                                                                                   -----------
INCOME BEFORE EXTRAORDINARY ITEM APPLICABLE TO COMMON SHARES...............................      $       1,121
                                                                                                   -----------
                                                                                                   -----------
INCOME BEFORE EXTRAORDINARY ITEM PER COMMON SHARE--BASIC AND DILUTED.......................      $        0.40
                                                                                                   -----------
                                                                                                   -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.................................................              2,770
                                                                                                   -----------
                                                                                                   -----------


                                                                                                MARCH 31, 1998
                                                                                             ---------------------
BALANCE SHEET DATA:
 (at end of period)
-------------------------------------------------------------------------------------------
Investment in rental property, net.........................................................      $     155,051
Total assets...............................................................................            173,470
Total debt.................................................................................            125,630
Minority interests.........................................................................              7,409
Shareholders' equity.......................................................................             33,156

HGP CAPITALIZATION

    The following table sets forth the capitalization of HGP as of March 31, 1998 on an historical basis and as adjusted to give effect to the Transactions. The information set forth in the table should be read in conjunction with the HGP financial statements and notes thereto, the HGP pro forma financial information and notes thereto and "--HGP Management's Discussion and Analysis of Results of Operations and Financial Condition-Liquidity and Capital Resources" included elsewhere in this Registration Statement.

                                                                                               MARCH 31, 1998
                                                                                           -----------------------
                                                                                           HISTORICAL  AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Mortgages and other debt.................................................................  $  146,851   $ 125,630
Predecessor owners' capital..............................................................      81,440          --
Minority interests.......................................................................          --       7,409
Shareholders' equity:
  Common Shares, 50,000,000 shares authorized, $.01 par value, 2,770,000 shares issued
    and outstanding......................................................................          --          28
  Preferred Shares, 50,000,000 shares authorized, none issued and outstanding............          --          --
  Additional paid-in capital.............................................................          --      33,128
                                                                                           ----------  -----------
Total shareholders' equity...............................................................          --      33,156
                                                                                           ----------  -----------
Total capitalization.....................................................................  $  228,291   $ 166,195
                                                                                           ----------  -----------
                                                                                           ----------  -----------

HORIZON GROUP PROPERTIES, INC. SELECTED FINANCIAL DATA

    The following table presents selected historical financial data of HGP. The information set forth below should be read in conjunction with "Pro Forma Condensed Financial Statements," "--HGP Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical financial statements and notes thereto included elsewhere in this Registration Statement and incorporated by reference on Exhibit 10.1. The combined statement of operations data set forth below for each of the four years ended December 31, 1997 and the combined balance sheet data at December 31, 1997, 1996 and 1995 are derived from, audited combined financial statements. The audited financial statements of HGP as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 are incorporated by reference on
Exhibit 10.1 to this Registration Statement. The HGP selected financial data should be read in conjunction with those financial statements and the notes thereto. The combined operating data for the year ended December 31, 1993 and the combined balance sheet data at December 31, 1994 and 1993 are derived from unaudited combined financial statements not included or incorporated by reference in this Registration Statement.

    HGP's historical financial information has been derived from the operations and historical basis of 13 of Horizon's 35 outlet centers (including one power center) that will be contributed to HGP by Horizon in connection with the Transactions. As historically HGP was not a separate legal entity with its own capital structure, per share data for net income and dividends have not been presented. The historical financial information may not be indicative of HGP's future performance and does not necessarily reflect what the financial position and results of operations of HGP would have been had HGP operated as a separate, stand-alone entity during the periods presented. The selected financial data set forth below does not include the operating results or financial position of the Prime Transferred Properties.

                                                       AS OF OR FOR THE
                                                      THREE MONTHS ENDED
                                                          MARCH 31,              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                    (THOUSANDS)                        1998       1997       1997       1996       1995       1994       1993
---------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating Data:
Revenue............................................  $   7,109  $   7,484  $  32,543  $  29,992  $  16,507  $   9,832  $   6,765
Expenses...........................................      8,869      8,008     35,890     24,049     12,711      6,165      5,929
Impairment (1).....................................         --         --      6,949     24,631         --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before gain on sale of real estate
  and extraordinary charge.........................     (1,760)      (524)   (10,296)   (18,688)     3,796      3,667        836
Gain on sale of real estate........................         --         --         --         73          3         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary charge..........     (1,760)      (524)   (10,296)   (18,615)     3,799      3,667        836
Extraordinary charge...............................         --         --       (808)      (155)        --         --         --
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..................................  $  (1,760) $    (524) $ (11,104) $ (18,770) $   3,799  $   3,667  $     836
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Balance Sheet Data:
Real estate, net of accumulated depreciation.......  $ 211,131  $ 215,742  $ 213,190  $ 211,957  $ 214,839  $  49,520  $  48,656
Total assets.......................................    234,212    249,561    237,336    249,660    224,182     52,147     57,366
Debt allocated from Horizon........................    146,851    141,739    146,846    132,513    105,138     13,151     10,635
Net assets.........................................     81,440     99,205     83,162    107,360    105,248     36,419     44,213

Other Data:
FFO (2)............................................  $     701  $   1,470  $   6,016  $  11,544  $   7,468  $   5,625  $   2,137
Cash flows provided by (used in):
  Operating activities.............................  $   1,078  $   4,527  $   8,325  $  (4,990) $   9,575  $   5,362  $   2,369
  Investing activities.............................     (1,027)    (6,074)    (9.793)   (37,870)   (72,303)    (3,093)   (18,752)
  Financing activities.............................        (12)     1,469        557     46,175     63,314     (8,677)    23,386
Total gross leasable area (square feet)............      2,370      2,592      2,370      2,592      2,061        652        452

------------------------------
NOTES:

(1) In 1997, represents a $6.0 million charge to reduce the carrying value of four centers subject to a sales agreement to their estimated sales value less costs to dispose and a $.9 million impairment charge related to development projects that will not be pursued. In 1996, represents a $22.8 million charge to reduce the carrying value of four centers that resulted from management's effort to market one center for sale and revised occupancy estimates on three centers that indicated a permanent impairment in their value. In addition, the impairment expense includes a $1.8 million charge related to development projects, which will not be pursued. See Note 4--"Impairment" in the Notes to Combined Financial Statements for HGP.

(2) HGP's management believes that in order to facilitate a clear understanding of the combined historical operating results of HGP, FFO should be considered in conjunction with net income (loss) as presented in the financial statements included in this Registration Statement. Management believes that FFO is an important and widely used measure of the operating performance of REITs which provides a relevant basis for comparison to other REITs. Therefore, FFO is presented to assist investors in analyzing the performance of HGP. In March 1995, NAREIT issued a clarification of its definition of FFO. Although HGP has adopted the NAREIT definition of FFO, HGP cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by HGP may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of HGP's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends. A reconciliation of income (loss) before extraordinary charge to FFO is as follows:

                                            FOR THE THREE MONTHS
                                              ENDED MARCH 31,                 FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------  -------------------------------------------------------
                                              1998       1997        1997        1996       1995       1994       1993
                                            ---------  ---------  ----------  ----------  ---------  ---------  ---------
Income (loss) before extraordinary
 charge...................................  $  (1,760) $    (524) $  (10,296) $  (18,615) $   3,799  $   3,666  $     836
FFO ADJUSTMENTS
  Depreciation and amortization...........      2,461      1,994       9,363       5,601      3,672      1,959      1,301
  Impairment charges......................         --         --       6,949      24,631     --         --         --
  Gain on sale of assets..................         --         --          --         (73)        (3)    --         --
                                            ---------  ---------  ----------  ----------  ---------  ---------  ---------
    Total FFO adjustments.................         --         --      16,312      30,159      3,669      1,959      1,301
                                            ---------  ---------  ----------  ----------  ---------  ---------  ---------
FFO.......................................  $     701  $   1,470  $    6,016  $   11,544  $   7,468  $   5,625  $   2,137
                                            ---------  ---------  ----------  ----------  ---------  ---------  ---------
                                            ---------  ---------  ----------  ----------  ---------  ---------  ---------

HGP MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
  CONDITION

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "--HORIZON GROUP PROPERTIES, INC. SELECTED FINANCIAL DATA" AND HGP COMBINED FINANCIAL STATEMENTS AND NOTES THERETO, EACH APPEARING OR INCORPORATED BY REFERENCE IN THIS REGISTRATION STATEMENT. HISTORICAL RESULTS AS SET FORTH HEREIN ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS FROM OPERATIONS.

OVERVIEW

    On February 1, 1998, Prime Retail, Inc. ("Prime") and Horizon Group, Inc. ("Horizon"), two unrelated publicly-held real estate investment trusts, entered into an amended and restated agreement and plan of merger ("Merger Agreement"). Transactions contemplated under the Merger Agreement are designed to enable Prime to acquire 22 of Horizon's best performing outlet centers and to establish Horizon Group Properties, Inc. ("HGP") as a corporation that will elect status as a self-administered and self-managed real estate investment trust ("REIT") which will be the sole general partner of Horizon Group Properties, L.P. ("HGP LP"). HGP LP will own and operate 15 properties including 13 outlet centers currently owned by Horizon and two outlet centers that will be acquired from Prime. The 13 Horizon outlet centers will be spun-off into HGP LP in connection with the Merger Agreement. Following the consummation of the Merger Agreement, Prime Common Shareholders, Prime Series B Preferred Shareholders, Prime Series C Preferred Shareholders and Horizon Common Shareholders will own all of the HGP common shares and the original holders of Prime Partnership common units (other than Prime) and the original holders of Horizon Partnership units will own all of the outstanding common units of HGP LP.

    HGP's historical financial information has been derived from the operations and historical basis of 13 of Horizon's 35 centers that will be contributed to HGP as a result of the Merger Agreement. The combined financial statements of HGP are not currently those of a separate legal entity. Accordingly, the combined financial statements of HGP have been derived from the historical results of operations and historical basis of the assets and liabilities of such operations. Due to the fact that HGP was not historically operated as a separate component of Horizon, but in an integrated manner with the remaining net assets of Horizon, HGP is not insulated from the obligations and commitments of Horizon. In addition, the historical results of operations and financial condition of HGP have been presented as the net assets that were managed by Horizon because HGP did not have separate employees or business practices from Horizon.

    As set forth in the financial information included herein, debt, interest and general and administrative expenses of HGP are allocations of Horizon's balances. The balance sheet of HGP includes an allocation of the aggregate debt balance of Horizon (which has historically been secured by a pool of Horizon assets) based upon the proportionate use of debt proceeds by the HGP Properties for development and expansion compared to the Horizon Properties. The allocation was made in this manner because management believes it best represents the use of funds borrowed during the periods as presented and because allocating debt in this manner results in the statements of operations reflecting the interest cost of doing business. Financing costs were allocated based upon the same proportionate ratio. Interest expense has been estimated based upon the aforementioned proportionate debt balances and the weighted average interest rates incurred by Horizon on its debt balances.

    General and administrative corporate overhead of Horizon has been allocated to HGP based upon the ratio of GLA of the HGP Properties compared to the Horizon Properties. This allocation of Horizon's corporate overhead expense may not reflect HGP's actual general corporate overhead expense as a separate entity. Cash and cash equivalents have been included in the combined financial statements of HGP based upon the respective periods' ratio of GLA of HGP's portfolio compared to Horizon's total historical portfolio.

    Horizon's management believes the assumptions underlying HGP's financial statements to be reasonable. However, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of HGP in the future or what results of operations, financial position and cash flows would have been had HGP been a separate stand-alone entity during the periods presented.

    Horizon has grown by developing new factory outlet centers, expanding existing factory outlet centers, acquiring factory outlet centers and increasing rental revenue at its existing factory outlet centers. These factors and the resulting increase in the total GLA contained in HGP's properties are collectively referred to as the "Portfolio Expansion."

COMBINED RESULTS OF OPERATIONS

    Net loss was $1.8 million for the three months ended March 31, 1998 as compared to net loss of $.5 million for the corresponding period in 1997. The decline is due to decreased revenue and increased depreciation and interest expense due to the factors listed below.

    Total revenues decreased 5.0% to $7.1 million for the three months ended March 31, 1998 from $7.5 million for the corresponding period in 1997. Base rent increased 1.1%, for the three months ended March 31, 1998 compared to the corresponding period in 1997. Decreases in expense recoveries from tenants in 1998 compared to 1997 resulted principally from lower average occupancy. For the three months ended March 31, 1998 and 1997, expense recoveries covered 70.3% and 81.0% of property operating and real estate tax expenses, respectively. The decrease in revenues is principally due to the decline in expense recoveries resulting from increased caps on recovery rates and lack of recovery revenue from the New Mexico center.

    Property operating and real estate tax expenses have declined as the result of decreased spending across the portfolio. General and administrative expense decreased to $.5 million for the three months ended March 31, 1998 from $.6 million for the corresponding period in 1997. As a result, general and administrative expenses, as a percentage of total revenues, decreased to 7.2% in 1998 compared to 7.8% in 1997.

    Depreciation and amortization increased $.5 million or 22.5% for the three months ended March 31, 1998 when compared to the corresponding period in 1997. Interest expense increased $.7 million or 26.0% between the comparable periods. The increases are primarily a result of the inclusion of interest and depreciation expense associated with the Portfolio Expansion.

LIQUIDITY AND CAPITAL RESOURCES

    The combined financial statements of HGP are not currently those of a separate legal entity, and have been derived from the historical results of operations and historical basis of the assets and liabilities of Horizon. Because HGP historically was not operated as a separate company of Horizon, but in an integrated manner with the net assets of Horizon, HGP is not insulated from the obligations and commitments of Horizon. HGP's liquidity and capital resources set forth in the financial information herein represent amounts allocated from Horizon as the majority of the properties comprising HGP's assets were dependent on Horizon to fund cash flow requirements that could not be satisfied by cash flows from operations.

    Debt allocated from Horizon as of March 31, 1998 and December 31, 1997 reflects an allocation of debt from Horizon that is based upon the proportionate use of debt proceeds by HGP's portfolio of properties for development and expansion compared to Horizon's total portfolio. The allocation was made in this manner because management believes it best represents the use of funds borrowed during the period as presented and because allocating the debt in this manner results in the Statements of Operations reflecting the interest cost of doing business. The net proceeds from borrowings from Horizon were $5,000 and $9.2 million for the three months ended March 31, 1998 and 1997, respectively. The net proceeds from borrowings from Horizon were primarily used for the Portfolio Expansion.

    Net contributions (distributions) from (to) Horizon represent the net amounts advanced from and repaid to Horizon that were necessary to fund development or were excess cash flows remitted back to Horizon. For the three months ended March 31, 1998 and 1997, net contributions (distributions) were $38,000 and $(7.6) million, respectively.

    Cash flows from operations were $1.1 million for the three months ended March 31, 1998, a decrease of $3.4 million compared to the corresponding 1997 period. The decrease is principally the result of increases in working capital in 1997 that did not occur in 1998.

    Nomura Asset Capital Corporation ("Nomura") has entered into a commitment letter pursuant to which Nomura will provide the HGP Credit Facility to the entities which own the HGP Properties. The aggregate principal amount of the HGP Credit Facility will be determined based on various factors, including the historical cash flows of the HGP Properties. HGP presently anticipates that the HGP Credit Facility will provide for initial borrowings of $120,000,000. The HGP Credit Facility will be fully and unconditionally guaranteed by HGP and HGP LP. The HGP Credit Facility will have a term of three years and will bear interest at the 30-day LIBOR Rate (as defined in the HGP Credit Facility) plus 1.90% per annum. The HGP Credit Facility will be cross collateralized by mortgages on each of the HGP Properties as well as a security interest in substantially all the other assets of HGP and its affiliates. The HGP Credit Facility requires monthly payments of interest. In addition, the HGP Credit Facility requires principal payments totaling $1.5 million, $1.5 million and $2.0 million during the first, second and third years, respectively, following the Closing Date, payable in equal monthly installments. The HGP Credit Facility will mature on the third anniversary of the Closing Date. The HGP Credit Facility has a prepayment penalty of 1% of amounts repaid during the first loan year and 2% of amounts repaid in the second and third loan years. The HGP Credit Facility contains restrictions on the ability of HGP and HGP LP to incur additional indebtedness, and under certain circumstances, requires the interest rate of the HGP Credit Facility to be hedged to a fixed rate. All of the proceeds from the HGP Credit Facility will be used to repay outstanding debt.

    Prime Partnership has agreed to guarantee $10.0 million of indebtedness under the HGP Credit Facility. In connection with the Prime Guarantee, HGP has agreed to pay New Prime a fee of $400,000 per annum until the HGP Credit Facility has been paid in full. The guarantee will terminate if HGP raises at least $50.0 million in capital contributions and uses at least $50.0 million of the proceeds from such capital contributions to repay the HGP Credit Facility.

    Upon consummation of the Transactions, HGP will assume a $4.0 million revolving credit facility from Horizon which expires on August 1, 1998. The outstanding balance on this facility was $4.0 million at December 31, 1997. Pursuant to the Contribution Agreement, if HGP is otherwise unable to repay in full its obligations under such facility, New Prime has agreed to lend HGP sufficient funds, at a rate of 10% per annum, to enable HGP to effect such repayment on terms substantially similar to the existing facility.

    HGP expects to meet its short-term liquidity requirements generally through its working capital and cash flow provided by operating activities. HGP expects to meet its long-term liquidity requirements such as tenant allowances for new leases and capital improvements through a combination of its working capital, the issuance of long-term debt and/or the potential offering of additional equity securities in the private or public capital markets. Subsequent to the Transactions, HGP will have approximately $126 million of outstanding debt. As a result of HGP's leverage and the covenants related to the debt, HGP's ability to obtain additional financing sources will be limited. There can be no assurance that HGP will be able to successfully obtain funding from such sources. Furthermore, HGP's business plan calls for the repositioning of certain of the HGP Properties, which will require HGP to obtain additional capital.

    Horizon elected to be taxed as a REIT under the Code commencing with the taxable year ending December 31, 1994. Accordingly, no tax expense has been allocated from Horizon to HGP. In order to qualify as a REIT for federal income tax purposes, Horizon is required to pay dividends to its shareholders of at least 95% of its REIT taxable income in addition to satisfying other requirements.

    On a going forward basis, HGP intends to elect to be taxed as a REIT and make distributions to its shareholders only to the extent necessary to comply with the requirements of the Code. There can be no assurance that HGP will generate taxable income, or pay distributions in the forseeable future. HGP also intends to retain such amounts as it considers necessary from time to time for the acquisition or development of new properties as suitable opportunities arise, for the expansion and renovation of its existing factory outlet centers, and for the retirement of debt.

YEAR 2000

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of HGP's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    HGP does not believe that the impact of the recognition of the year 2000 by its information and operating technology systems will have a material adverse effect on HGP's financial condition and results of operations. The majority of any necessary system changes will be upgraded in the normal course of business. HGP has initiated formal communications with all of its significant suppliers to determine the extent to which HGP's interface systems are vulnerable to those third parties' failure to remediate their own year 2000 issues. There can be no guarantee that the systems of other companies, on which HGP's systems rely, will be timely converted and would not have an adverse effect on HGP's systems.

FUNDS FROM OPERATIONS

    HGP's management believes that to facilitate a clear understanding of the consolidated historical operating results of HGP, FFO should be considered in conjunction with net income (loss) as presented in the financial statements included in this Registration Statement. Management believes that FFO is an important and widely used measure of the operating performance of REITs which provides a relevant basis for comparison to other REITs. Therefore, FFO is presented to assist investors in analyzing the performance of HGP. In March 1995, NAREIT issued a clarification of its definition of FFO. Although HGP has adopted the NAREIT definition of FFO, HGP cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by HGP may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash flow from operating activities in accordance with GAAP and is not indicative of cash available to fund all of HGP's cash needs. FFO should not be considered as an alternative to net income or any other GAAP measure as an indicator of performance and should not be considered as an alternative to cash flow as a measure of liquidity or the ability to service debt or to pay dividends.

    FFO included herein may not necessarily reflect the FFO of HGP in future projects or what FFO would have been had HGP been a separate stand-alone entity during the periods presented. FFO decreased $.8 million, or 52.3%, to $.7 million in the three months ended March 31, 1998 compared to the three months ended March 31, 1997. The decrease is primarily due to increased interest expense and decreased revenue in the three months ended March 31, 1998 compared to the three months ended March 31, 1997.

INFLATION

    HGP's leases with the majority of its tenants require the tenants to reimburse HGP for most operating expenses and increases in common area maintenance expenses, which reduces HGP's exposure to increases in costs and operating expenses resulting from inflation.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                         HORIZON GROUP PROPERTIES, INC.
                  COMBINED CONDENSED STATEMENTS OF NET ASSETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                         MARCH 31,   DECEMBER 31,
                                                                                            1998         1997
                                                                                         ----------  ------------
ASSETS
Real estate, at cost:
  Land.................................................................................  $   16,882   $   16,882
  Buildings and improvements...........................................................     216,756      216,331
  Less accumulated depreciation........................................................     (22,507)     (20,023)
                                                                                         ----------  ------------
    Total real estate..................................................................     211,131      213,190
  Cash and cash equivalents............................................................       3,901        3,862
  Tenant accounts receivable...........................................................         844          395
  Due from joint venture...............................................................       9,791       11,639
  Assets held for sale.................................................................       1,933        1,933
  Deferred costs.......................................................................       5,005        4,933
  Other assets.........................................................................       1,607        1,384
                                                                                         ----------  ------------
    Total assets.......................................................................     234,212      237,336
                                                                                         ----------  ------------
LIABILITIES
  Debt allocated from Horizon..........................................................     146,851      146,846
  Accounts payable and accrued expenses................................................       3,660        5,005
  Prepaid rents and other tenant liabilities...........................................         979        1,006
  Other liabilities....................................................................       1,282        1,317
                                                                                         ----------  ------------
    Total liabilities..................................................................     152,772      154,174
                                                                                         ----------  ------------
NET ASSETS.............................................................................  $   81,440   $   83,162
                                                                                         ----------  ------------
                                                                                         ----------  ------------

             See Notes to Combined Condensed Financial Statements.

                         HORIZON GROUP PROPERTIES, INC.
                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                                 THREE MONTHS ENDED
                                                                                                     MARCH 31,
                                                                                                --------------------
                                                                                                  1998       1997
                                                                                                ---------  ---------
REVENUE
  Base rent...................................................................................  $   5,108  $   5,051
  Percentage rent.............................................................................         39         51
  Expense recoveries..........................................................................      1,534      1,988
  Other.......................................................................................        428        394
                                                                                                ---------  ---------
    Total revenues............................................................................      7,109      7,484
EXPENSES
  Property operating..........................................................................      1,383      1,658
  Real estate taxes...........................................................................        799        797
  Land leases and other.......................................................................        308        252
  General and administrative..................................................................        515        586
  Depreciation and amortization...............................................................      2,678      2,186
  Interest....................................................................................      3,186      2,529
                                                                                                ---------  ---------
    Total expenses............................................................................      8,869      8,008
                                                                                                ---------  ---------
NET LOSS......................................................................................  $  (1,760) $    (524)
                                                                                                ---------  ---------
                                                                                                ---------  ---------

             See Notes to Combined Condensed Financial Statements.

                         HORIZON GROUP PROPERTIES, INC.
                  COMBINED CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................................................................  $   (1,760) $     (524)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization...........................................................       2,851       2,565
Changes in assets and liabilities:
  Tenant accounts receivable..............................................................        (449)       (621)
  Due from joint venture..................................................................       1,848       2,671
  Deferred costs and other assets.........................................................        (607)      1,419
  Accounts payable and accrued expenses...................................................        (743)        152
  Other liabilities.......................................................................         (35)       (764)
  Prepaid rents and other tenant liabilities..............................................         (27)       (371)
                                                                                            ----------  ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES...............................................       1,078       4,527
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for real estate and improvements...........................................      (1,027)     (6,074)
                                                                                            ----------  ----------
  CASH USED IN INVESTING ACTIVITIES.......................................................      (1,027)     (6,074)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net contributions (distributions) from (to) Horizon.....................................          38      (7,629)
  Proceeds from net increase in debt allocated from Horizon...............................           5       9,225
  Allocated financing costs...............................................................         (55)       (127)
                                                                                            ----------  ----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.....................................         (12)      1,469
                                                                                            ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......................................          39         (78)
CASH AND CASH EQUIVALENTS:
  BEGINNING OF PERIOD.....................................................................       3,862       4,773
                                                                                            ----------  ----------
  END OF PERIOD...........................................................................  $    3,901  $    4,695
                                                                                            ----------  ----------
                                                                                            ----------  ----------

             See Notes to Combined Condensed Financial Statements.

                         HORIZON GROUP PROPERTIES, INC.

                NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE 1 - BACKGROUND AND BASIS OF PRESENTATION

    BACKGROUND - On February 1, 1998, Prime Retail, Inc. ("Prime") and Horizon Group, Inc. ("Horizon"), two unrelated publicly-held real estate investment trusts, entered into an amended and restated agreement and plan of merger ("Merger Agreement"). Transactions contemplated under the Merger Agreement are designed to enable Prime to acquire 22 of Horizon's best performing outlet centers and to establish Horizon Group Properties, Inc. ("HGP") as a corporation that will elect status as a self-administered and self-managed real estate investment trust ("REIT") which will be the sole general partner of Horizon Group Properties, L.P. ("HGP LP"). HGP LP will own and operate 15 properties including 13 outlet centers currently owned by Horizon and two outlet centers that will be acquired from Prime. The 13 Horizon outlet centers will be spun-off into HGP LP in connection with the Merger Agreement. Following the consummation of the Merger Agreement, Prime Common Shareholders, Prime Series B Preferred Shareholders, Prime Series C Preferred Shareholders and Horizon Common Shareholders will own all of the HGP common shares and the original holders of Prime Partnership common units (other than Prime) and the original holders of Horizon Partnership units will own all of the outstanding common units of HGP LP.

    BASIS OF PRESENTATION - The combined condensed financial statements reflect the results of operations, financial position and cash flows of the 13 outlet centers that will be spun-off to HGP as if HGP had been a separate entity for all periods presented. The historical results of operations and financial condition of the net assets comprising HGP are based on the manner in which Horizon historically managed such net assets. Accordingly, the combined financial statements of HGP have been prepared using Horizon's historical basis of the assets and liabilities and historical results of operations related to the 13 outlet centers. Due to the fact that HGP has never been a separate legal entity, the net assets of HGP are not insulated from the obligations and commitments of Horizon.

    The accompanying unaudited combined condensed financial statements have been prepared in accordance with the instructions to Article 10 of Regulation S-X and do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles since it is assumed the user of these statements is reading them in conjunction with the most recent year-end audited financial statements. In the opinion of management, the combined condensed financial statements contain all normal, recurring adjustments necessary for a fair statement of financial results for the interim periods presented. The preparation of these financial statements require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Refer to
Exhibit 10.1, incorporated by reference, for further information.

NOTE 2 - DEBT

    On March 6, 1998, Nomura Asset Capital Corporation ("Nomura") entered into a non-binding commitment letter pursuant to which Nomura will provide a credit facility in the aggregate principal amount of $120,000,000 to the entities which own the HGP properties (the "HGP Credit Facility") upon consummation of the Merger Agreement.

                         HORIZON GROUP PROPERTIES, INC.

                                  (UNAUDITED)

NOTE 3 - CONTINGENCIES

    On December 10, 1997, a shareholder of Horizon filed a purported class action lawsuit in the Circuit Court for Muskegon County, Michigan against Horizon, Prime and certain directors and former directors of Horizon. The substantive allegations claim that Horizon's directors breached their fiduciary duties to Horizon's shareholders in approving the merger between Horizon and Prime and that the consideration to be paid to Horizon's shareholders in connection with the merger is unfair and inadequate. The lawsuit requests that the merger be enjoined or, in the event that the merger is consummated that it be rescinded or damages be awarded to the class members. On May 4, 1998, Horizon entered into a Memorandum of Understanding which provided for a settlement of the lawsuit subject to certain conditions.

                         HORIZON GROUP PROPERTIES, INC.

                             BASIS OF PRESENTATION
                    PRO FORMA COMBINED FINANCIAL STATEMENTS

                      AS OF AND FOR THE THREE MONTHS ENDED
                                 MARCH 31, 1998

                                  (UNAUDITED)

    The accompanying Unaudited Pro Forma Combined Balance Sheet reflects the following transactions which are expected to occur subsequent to March 31, 1998:
(a) the acquisition of the Prime Transferred Properties, including assumed issuance of debt to finance the acquisition; (b) the refinancing of debt; and
(c) the issuance of common stock and common units.

    The accompanying Unaudited Pro Froma Combined Statement of Operations for the three months ended March 31, 1998 reflects the following transactions, which occurred or are expected to occur subsequent to March 31, 1998, as if they had occurred on January 1, 1998: (a) the acquisition of the Prime Transferred Properties, including assumed issuance of debt to finance the acquisition; (b) the refinancing of debt; and (c) the issuance of common stock and common units.

    The accompanying Unaudited Pro Forma Combined Financial Statements have been prepared by management of Horizon and do not purport to be indicative of the results which would actually have been obtained had the transactions described above been completed on the dates indicated or which may be obtained in the future. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the Notes to the Unaudited Pro Forma Combined Financial Statements.

                        PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                         PRIME
                                                                      TRANSFERRED
                                                                      PROPERTIES     PRO FORMA
                                                          HGP [A]         [B]       ADJUSTMENTS   PRO FORMA
                                                         ----------  -------------  -----------  -----------
ASSETS
Investment in rental property, net.....................  $  211,131    $  26,967     $   5,005[C]  $ 155,051
                                                                                       (47,177)[D]
                                                                                        40,565[E]
                                                                                       (81,440)[F]
Cash and cash equivalents..............................       3,901      (25,956)       25,956[G]      3,901
Accounts receivable, net...............................         844          299                      1,143
Deferred charges, net..................................       5,005                     (5,005)[C]         --
Due from affiliates, net...............................       9,791           44                      9,835
Investment in partnerships[H]..........................         309                                     309
Asset held for sale....................................       1,933                                   1,933
Other assets...........................................       1,298                                   1,298
                                                         ----------  -------------  -----------  -----------
    Total assets.......................................  $  234,212    $   1,354     $ (62,096)   $ 173,470
                                                         ----------  -------------  -----------  -----------
                                                         ----------  -------------  -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgages and other debt...............................  $  146,851                  $  25,956[G]  $ 125,630
                                                                                       (47,177)[D]
Accrued interest.......................................         892                                     892
Real estate taxes payable..............................         876    $     960                      1,836
Construction costs payable.............................         321                                     321
Accounts payable and other liabilities.................       3,832          394                      4,226
                                                         ----------  -------------  -----------  -----------
    Total liabilities..................................     152,772        1,354       (21,221)     132,905

Minority interests.....................................                                  7,409[I]      7,409
Shareholders' equity[J]:
  Common stock.........................................                                     28[E]         28
  Additional paid-in capital...........................                                 40,537[E]     33,128
                                                                                        (7,409)[I]
  Predecessor owners' capital..........................      81,440                    (81,440)[F]         --
                                                         ----------                 -----------  -----------
    Total shareholders' equity.........................      81,440                    (48,284)      33,156
                                                         ----------  -------------  -----------  -----------
    Total liabilities and shareholders' equity.........  $  234,212    $   1,354     $ (62,096)   $ 173,470
                                                         ----------  -------------  -----------  -----------
                                                         ----------  -------------  -----------  -----------

          See accompanying Notes to Pro Forma Combined Balance Sheet.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

[A] Certain reclassifications have been made to HGP's balance sheet to conform to Prime's balance sheet presentation.

[B] To reflect the purchase of Prime Transferred Properties using the purchase method of accounting. Amounts represent purchase price allocation calculated as follows:

                                                          NEW PRIME    PURCHASE
                                                         HISTORICAL      PRICE
                                                            COST      ADJUSTMENTS    TOTAL
                                                         -----------  -----------  ----------
Investment in rental property, net.....................   $  39,707    $  25,956(i) $   26,967
                                                                         (38,696) ii)
Cash and cash equivalents..............................          --      (25,956)(i)    (25,956)
Accounts receivable, net...............................         299                       299
Due from affiliates, net...............................          44                        44
                                                         -----------  -----------  ----------
  Total assets.........................................   $  40,050    $ (38,696)  $    1,354
                                                         -----------  -----------  ----------
                                                         -----------  -----------  ----------
Real estate taxes payable..............................   $     960                $      960
Accounts payable and other liabilities.................         394                       394
Predecessor owners' capital............................      38,696    $ (38,696) ii)         --
                                                         -----------  -----------  ----------
  Total liabilities and predecessor owners' capital....   $  40,050    $ (38,696)  $    1,354
                                                         -----------  -----------  ----------
                                                         -----------  -----------  ----------
------------------------

       Notes:

       (i)  To reflect cash purchase price for Prime Transferred
            Properties.

       (ii)  To eliminate predecessor owners' capital.

[C] Reflects the elimination of HGP's historical Deferred Charges in connection with the Transactions.

[D] The pro forma adjustment to Investment in Rental Property and Mortgages and Other Debt reflects the elimination of the portion of the total debt allocated to HGP and included in its historical financial statements based upon the proportionate use of debt methodology (see Note 2 of the historical combined financial statements of HGP, incorporated by reference herein) which will not be transferred to HGP in connection with the Transactions. The pro forma adjustment was calculated as follows:

HGP pro forma mortgages and other debt...........................  $ 125,630
Less:
Financing of Prime Transferred Properties (see Note G)...........    (25,956)
Historical mortgages and other debt..............................   (146,851)
                                                                   ---------
Pro forma adjustment.............................................  $ (47,177)
                                                                   ---------
                                                                   ---------

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

The following summarizes the terms of HGP's pro forma Mortgages and Other Debt:

                                                 PRO FORMA                                       DEBT
                                               MORTGAGES AND  INTEREST    MATURITY              SERVICE
DESCRIPTION                     COLLATERAL      OTHER DEBT      RATE        DATE              REQUIREMENT
---------------------------  ----------------  -------------  ---------  -----------  ---------------------------
Mortgage debt(i)...........  13                  $ 106,496(iii)     7.60% iv)    (vi) Monthly interest-only,
                             properties(ii)                                           mandatory monthly prin-
                                                                                      cipal payments totaling
                                                                                      $1,500, $1,500 and $2,000
                                                                                      in years 1, 2 and 3,
                                                                                      respectively, after the
                                                                                      loan closing date

Mortgage debt..............  Bellport               10,863       10.25%    7/1/18     25 year amortization,
                                                                                      monthly principal and
                                                                                      interest

Unsecured note.............  None                    4,000        8.50%    8/1/98     Monthly interest-only

Capital lease obligation...  Office building         3,128        8.20%(v)   Various  Various
                             and equipment

Unsecured note.............  None                      811        8.00%    Various    Various

Other capital lease
  obligation...............  Equipment                 332        9.50%    Various    Various
                                               -------------

HGP pro forma mortgages and
  other debt...............                      $ 125,630
                                               -------------
                                               -------------

--------------------------

Notes:

(i) Pursuant to a mortgage loan commitment expected to be closed simultaneously upon closing of the formation of HGP. In connection with the mortgage loan commitment, New Prime will guarantee up to $10,000 in principal. If HGP completes a public or private equity offering of at least $50.0 million and such proceeds are used to repay the mortgage loan, then New Prime will be released from such guaranty.

(ii) The mortgage debt will be collateralized by the following properties:
    Laughlin, Tulare, Medford, Dry Ridge, Warrenton, Monroe, Holland, Somerset, Sealy, Traverse City, Norton Shores, Indiana, and Nebraska.

(iii) Includes $25,956 of mortgage indebtedness on Indiana and Nebraska (see Note G).

(iv) Based on 30-day LIBOR plus 1.9% assuming 30-day LIBOR equals 5.7%.

(v) Based on 30-day LIBOR plus 2.5% assuming 30-day LIBOR equals 5.7%.

(vi) The maturity date will be three years from the initial closing of the mortgage loan commitment.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

[E] The pro forma adjustments reflect the issuance of 2,770 shares of HGP Common
   Stock as follows:

Par value of 2,770 shares of HGP Common Stock at $0.01 par value...........  $      28
Additional paid-in capital.................................................     40,537
                                                                             ---------
  HGP pro forma net assets(i)..............................................  $  40,565
                                                                             ---------
                                                                             ---------
------------------------
Note:
(i)  Represents the estimated fair value of HGP's net assets based upon a direct capitalization of each property's estimated net operating income. Property capitalization rates were based upon various factors including property location, historical operating performance, occupancy rates and industry information relating to sales of factory outlet centers.

[F] Elimination of HGP's historical Predecessor Owners' Capital in connection with the Transactions.

[G] To reflect the financing of the Prime Transferred Properties. See Note D for terms of the financing.

[H] HGP holds a 45% interest in a real estate venture (Bellport Outlet Center
    Phase II & III) that is accounted for using the equity method of accounting. The condensed combined balance sheet of this venture and its condensed statements of operations are summarized as follows:

                                                                                             MARCH 31,
                                                                                               1998
                                                                                            -----------
Total assets, primarily rental property...................................................   $  26,974
                                                                                            -----------
                                                                                            -----------
Liabilities, primarily long-term debt.....................................................   $  24,056(i)
Partners' capital.........................................................................       2,918
                                                                                            -----------
Total liabilities and partners' capital...................................................   $  26,974
                                                                                            -----------
                                                                                            -----------

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31,
                                                                                            1998
                                                                                     -------------------
Revenues...........................................................................       $     513
Operating expense..................................................................             187
Interest expense...................................................................             162
Depreciation and amortization......................................................              16
                                                                                            -------
Net income.........................................................................       $     148
                                                                                            -------
                                                                                            -------
------------------------
Note:
(i)  Includes mortgages of $11,631 pursuant to a mortgage loan commitment expected to be closed simultaneously upon closing of the formation of HGP and (a) is collateralized by Phase II and III,
     (b) bears interest at 30-day LIBOR plus 1.9%, (c) matures three years from the initial closing of the mortgage loan commitment, and (d) requires monthly interest-only payments. In addition, the amount includes approximately $10,600 due to HGP relating to cash advances to fund construction of
     Phase II and III.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

[I] The pro forma HGP allocation to minority interests is as follows:

HGP pro forma net assets (see Note E)............................  $  40,565
Multiply by minority interests ownership percentage..............      18.26%(i)
                                                                   ---------
  Minority interests allocation..................................  $   7,409
                                                                   ---------
                                                                   ---------

------------------------

Note:

(i) See Note J (HGP ownership summary) for the minority ownership percentage.

[J] Issuance of 2,770 HGP Common Shares at $0.01 par value. Reflects the elimination of predecessor owners' capital and adjusting certain assets to their estimated fair value. The number of authorized shares on a pro forma basis is 50,000 for HGP Common Shares and 50,000 for HGP Preferred Shares.

    The number of shares and units to be issued to the shareholders and unit holders of Prime and Horizon is calculated as follows:

                                                        HORIZON SHAREHOLDERS/HORIZON PARTNERSHIP       PRIME SHAREHOLDERS/
                                                                      UNIT HOLDERS                      PRIME PARTNERSHIP
                                                     ----------------------------------------------        UNIT HOLDERS
                                                       TOTAL                             SERIES B    ------------------------
                                                      SHARES/     COMMON      COMMON     PREFERRED     COMMON       COMMON
                                                       UNITS       UNITS      SHARES      SHARES        UNITS       SHARES
                                                     ---------  -----------  ---------  -----------  -----------  -----------
Total shares/units as of March 31, 1998............     28,294                                            8,505       35,226(i)
Common Stock award to Horizon executive officer....         50
Units to be exchanged for Prime Partnership Common
  Units............................................     (4,227)      4,227
Exchange ratio.....................................                 0.9193
                                                     ---------  -----------
    Subtotal.......................................                  3,886
Horizon Common Shares to be exchanged for New Prime
  Common Shares and New Prime Series B Preferred
  Shares in the Corporate Merger...................     24,117                  24,117      24,117
                                                     ---------
                                                     ---------
Exchange ratio.....................................                              0.597       0.200
                                                                -----------  ---------  -----------  -----------  -----------
    Subtotal.......................................                  3,886      14,398       4,823        8,505       35,226
Divide by applicable distribution ratio (ii).......                     20          20       16.72           20           20
                                                                -----------  ---------  -----------  -----------  -----------
    HGP Common Shares/HGP LP Common Units..........                    194         720         289          425        1,761
                                                                -----------  ---------  -----------  -----------  -----------
                                                                -----------  ---------  -----------  -----------  -----------

------------------------

Notes:

(i) As adjusted for the conversion of New Prime Series B Preferred Shares and New Prime Series C Preferred Shares to HGP Common Shares at the conversion ratio of approximately 1.196 to 1.0 and 1.0 to 1.0, respectively.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET

                         HORIZON GROUP PROPERTIES, INC.

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)
                                 (IN THOUSANDS)

(ii) Pursuant to the HGP Common Share Distribution, the New Prime will declare a distribution of the HGP Common Shares to the record holders of New Prime Common Shares, New Prime Series B Preferred Shares and New Prime Series C Preferred Shares immediately following the Corporate Merger such that each New Prime Series B Preferred Share will entitle the holder thereof to receive approximately 1.196 times the number or portion of HGP Common Shares distributed in respect of each New Prime Common Share and New Prime Series C Preferred Share.

    Share and Unit Ownership Summary:

                                                                                          HGP OWNERSHIP
                                                                         ------------------------------------------------
                                                                           HGP LP
                                                                           COMMON     HGP COMMON
                                                                            UNITS       SHARES       TOTAL    PERCENTAGE
                                                                         -----------  -----------  ---------  -----------
Prime shareholders/unit holders........................................         425        1,761       2,186      64.50%
Horizon shareholders/unit holders......................................         194        1,009       1,203      35.50%
                                                                         -----------  -----------  ---------  -----------
HGP shares/units.......................................................         619        2,770       3,389     100.00%
                                                                         -----------  -----------  ---------  -----------
                                                                         -----------  -----------  ---------  -----------
Ownership percentage...................................................       18.26%       81.74%     100.00%
                                                                         -----------  -----------  ---------
                                                                         -----------  -----------  ---------

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         HORIZON GROUP PROPERTIES, INC.

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                              PRIME
                                                                           TRANSFERRED
                                                                           PROPERTIES     PRO FORMA
                                                               HGP [A]         [B]       ADJUSTMENTS   PRO FORMA
                                                              ----------  -------------  -----------  -----------
REVENUES
Base rents..................................................  $    5,108    $   1,030                  $   6,138
Percentage rents............................................          39                                      39
Tenant reimbursements.......................................       1,534          554                      2,088
Interest and other..........................................         428          352                        780
                                                              ----------       ------                 -----------
    Total revenues..........................................       7,109        1,936                      9,045

EXPENSES
Property operating..........................................       1,383          414                      1,797
Real estate taxes...........................................         799          212                      1,011
Depreciation and amortization...............................       2,678          425     $  (1,995)[C]      1,108
General and administrative..................................         515                        360[D]        875
Interest....................................................       3,186          467        (1,179)[E]      2,474
Other charges...............................................         308           --           100[F]        408
                                                              ----------       ------    -----------  -----------
    Total expenses..........................................       8,869        1,518        (2,714)       7,673
                                                              ----------       ------    -----------  -----------
INCOME (LOSS) BEFORE MINORITY INTERESTS AND EXTRAORDINARY
  ITEM......................................................      (1,760)         418         2,714        1,372
Income allocated to minority interests......................                                    251[G]        251
                                                              ----------       ------    -----------  -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.....................  $   (1,760)   $     418     $   2,463    $   1,121
                                                              ----------       ------    -----------  -----------
                                                              ----------       ------    -----------  -----------
INCOME BEFORE EXTRAORDINARY ITEM PER COMMON
  SHARE -- BASIC AND DILUTED................................                                           $    0.40
                                                                                                      -----------
                                                                                                      -----------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..................                                               2,770
                                                                                                      -----------
                                                                                                      -----------

     See accompanying Notes to Pro Forma Combined Statement of Operations.

              NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         HORIZON GROUP PROPERTIES, INC.

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                 (IN THOUSANDS)

[A] Historical statement of operations of HGP for the three months ended March
    31, 1998.

[B] To reflect the purchase of Prime Transferred Properties.

[C] Represents the depreciation expense of HGP real estate at fair value compared to historical cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which have a useful life of approximately 31.5 years. The calculation of depreciation of rental property for the three months ended March 31, 1998 is as follows:

Pro forma basis of HGP at fair value..............................  $ 155,051
Less: Fair value allocated to land................................    (15,505)
                                                                    ---------
Pro forma basis of HGP depreciable rental property at fair
  value...........................................................    139,546
Divide by 31.5 years..............................................       31.5
                                                                    ---------
Annual pro forma depreciation expense.............................      4,430
Divide by four quarters...........................................          4
                                                                    ---------
Quarterly pro forma depreciation expense..........................      1,108
Historical depreciation for the three months ended March 31,
  1998............................................................     (3,103)
                                                                    ---------
Pro forma adjustment to depreciation expense......................  $  (1,995)
                                                                    ---------
                                                                    ---------

[D] Increase results from identified historical costs of certain items, primarily salaries and benefits costs and public reporting expenses which are expected to increase as follows:

Estimated pro forma general and administrative costs for three
  months ended March 31, 1998....................................  $     875
Elimination of historical general and administrative costs.......       (515)
                                                                   ---------
Pro forma adjustment to general and administrative costs.........  $     360
                                                                   ---------
                                                                   ---------

[E] Interest expense computed as follows:

                                                                                                      PRO FORMA
                                                                              PRO FORMA               QUARTERLY
                                                                            MORTGAGES AND  INTEREST    INTEREST
DESCRIPTION                           COLLATERAL                             OTHER DEBT      RATE      EXPENSE
------------------------------------  ------------------------------------  -------------  ---------  ----------
Mortgage debt.......................  (i)                                    $   106,496       7.60% ii) $    2,023
Mortgage debt.......................  Bellport                                    10,863      10.25%         278
Unsecured note......................  None                                         4,000       8.50%          85
Capital lease obligations...........  Office building and equipment                3,128       8.20%  ii)         64
Unsecured note......................  None                                           811       8.00%          16
Other capital lease obligations.....  Equipment                                      332       9.50%           8
                                                                            -------------             ----------
Total...............................                                         $   125,630                   2,474
                                                                            -------------
                                                                            -------------
Historical interest expense for the three months ended March 31, 1998...............................      (3,653)
                                                                                                      ----------
Pro forma adjustment to interest expense............................................................  $   (1,179)
                                                                                                      ----------
                                                                                                      ----------

    The effect of a 1/8% variance in the interest rate of the debt issued would be approximately $39 on a quarterly basis.

                         HORIZON GROUP PROPERTIES, INC.

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                 (IN THOUSANDS)

------------------------

Notes:

(i) Pursuant to a mortgage loan commitment expected to be closed simultaneously upon the formation of HGP. The mortgage debt will be collateralized by the following properties: Laughlin, Tulare, Medford, Dry Ridge, Warrenton, Monroe, Holland, Somerset, Sealy, Traverse City, Norton Shores, Indiana, and Nebraska.

(ii) Based on 30-day LIBOR plus 1.90% assuming 30-day LIBOR equals 5.7%.

(iii) Based on 30-day LIBOR plus 2.5% assuming 30-day LIBOR equals 5.7%.

[F] Represents the quarterly portion of the 4.0% annual fee payable to Prime
    Partnership pursuant to the terms of the Prime Guaranty.

[G] Reflects allocation of income to minority interests as follows:

Total units.................................................        619      18.26%
Total shares................................................      2,770      81.74%
                                                              ---------  ---------
Total shares/units..........................................      3,389     100.00%
                                                              ---------  ---------
                                                              ---------  ---------

Income before minority interests............................             $   1,372
Minority interest percentage................................                 18.26%
                                                                         ---------
Income allocated to minority interests......................             $     251
                                                                         ---------
                                                                         ---------

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                HORIZON GROUP PROPERTIES, INC.

                                By:              /s/ GARY J. SKOIEN
                                     -----------------------------------------
                                                   Gary J. Skoien
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 4, 1998